Exhibit 1.1

Articles of Association of UPM-Kymmene Oyj

§ 1 NAME AND DOMICILE OF THE COMPANY

The Company’s name shall be UPM-Kymmene Oyj, in English UPM-Kymmene Corporation, and its place of domicile Helsinki.

§ 2 SPHERE OF OPERATIONS

The Company’s sphere of operations shall be to engage, either directly or through its subsidiaries, in the forest, packaging, chemical, engineering, marine technology and energy production industries as well as other business operations related to these. The Company may also own and control real estate, shares and other securities, engage in other investment activities, and act as the parent company of the group that it forms.

§ 3 SHARE CAPITAL AND SHARES

The minimum share capital of the Company shall be 750,000,000 euros and its maximum share capital 3,000,000,000 euros, within the limits of which the share capital may be raised or lowered without amending these Articles of Association.

The minimum number of the Company’s shares shall be 500,000,000 and the maximum number of the shares 2,000,000,000.

The Company’s shares shall be included within the book-entry system for securities.

The right to receive monies distributed by the Company and the subscription right in conjunction with an increase of the Company’s share capital shall be restricted to:

1)	persons who, at the record date, are entered as shareholders in the list of registered shareholders;

2)	persons whose right to receive payment is, at the record date, entered into the book-entry account given in the list of registered shareholders and also entered separately in the list of registered shareholders; or

3)	if the share is registered in the name of a nominee, the person in whose book-entry account the share is entered at the record date and whose nominee is entered in the list of registered shareholders as the nominee at the record date.

§ 4 BOARD OF DIRECTORS

The Company shall have a Board of Directors, which shall handle the Company’s administration and appropriate management of its activities.

The Board of Directors shall have a Chairman, two (2) Deputy Chairmen and no fewer than two (2) and not more than nine (9) members. The term of office of a board member shall begin at the end of the meeting at which he or she is elected and shall end at the conclusion of the next Annual General Meeting. The retirement age for board members shall be 70 years.

The Board of Directors shall elect from among their number the Chairman and the Deputy Chairmen.

The Board of Directors shall have a quorum when more than half of its members are present and one of them is the Chairman or a Deputy Chairman.

The Board of Directors may set up special committees, their agendas being approved by the Board.

§ 5 MANAGING DIRECTOR

The Managing Director shall be responsible for the day-to-day administration and management of the Company in accordance with the instructions and orders issued by the Board of Directors.

§ 6 OFFICIAL COMPANY SIGNATORIES

The Company’s name shall be signed singly by the Chairman of the Board of Directors and the Managing Director, and jointly by two members of the Board of Directors.

The Board of Directors may grant the right to sign the Company’s name.

§ 7 FINANCIAL PERIOD

The Company’s financial period shall be the calendar year.

§ 8 AUDITORS

The Annual General Meeting shall elect one (1) auditor to examine the administration and accounts of the Company. The auditor shall be a firm of public accountants approved by the Central Chamber of Commerce.

The term of office of the auditor shall end at the conclusion of the first Annual General Meeting following the election.

§ 9 PARTICIPATION IN A GENERAL MEETING OF SHAREHOLDERS

To be eligible to participate in a General Meeting of Shareholders, shareholders shall register in the manner described in the summons to the meeting. The closing date for such registration shall be not earlier than five (5) days prior to the meeting.

§ 10 SUMMONS TO THE ANNUAL GENERAL MEETING

The summons to the Annual General Meeting shall be issued in a newspaper announcement placed in at least one Finnish-language and one Swedish-language daily newspaper appearing in Helsinki, the newspapers being selected by the Board of Directors.

The summons must be published not earlier than two (2) months before the last registration date mentioned in § 9 and not later than one week before the date specified in chapter 3a, section 11, subsection 1 of the Companies Act.

§ 11 ANNUAL GENERAL MEETING

The Annual General Meeting shall be held before the end of June each year.

The Annual General Meeting shall:

be presented with

1)	the final accounts and

2)	the Auditors’ Report

decide on

3)	the adoption of the final accounts

4)	any measures warranted by the profit or loss shown on the adopted balance sheet

5)	the granting of freedom from responsibility to the members of the Board of Directors and the Managing Director

6)	the remuneration to be paid to the Board of Directors and the Auditors

7)	the number of members of the Board of Directors

elect

8)	the members of the Board of Directors

9)	the auditors and deputy auditors, and

deal with

10)	any other matters mentioned in the summons to the meeting.

§ 12 LIABILITY TO REDEEM SHARES IN DIFFERENT VOTING RIGHT SITUATIONS

A shareholder who owns, either singly or jointly with other shareholders as defined hereinafter, a proportion of the total shares of the Company or of the voting rights carried by the shares equal to or in excess of 33 1/3 per cent, or 50 per cent, (shareholder subject to redemption liability) shall, at the request of other shareholders (shareholders entitled to redemption), be liable to redeem, in the manner prescribed in this Article, their shares and any securities that, under the Companies Act, carry the right to such shares. The contents of this Article relating to shares and securities shall also apply to book-entry units.

In calculating the percentage of the Company’s shares held by a shareholder and the votes carried by these shares, the following shares shall also be included:

1)	shares held by a corporation which, under the Companies Act, forms part of the same group as the shareholder,

2)	shares held by a company which, in compiling its annual accounts in accordance with the Bookkeeping Act, is regarded as forming part of the same group as the shareholder,

3)	shares held by a pension foundation or pension fund of corporations or companies as referred to above, and

4)	shares held by a non-Finnish corporation or company which, were it Finnish, would in the manner referred to above form part of the same group as the shareholder.

Where a redemption liability is based on aggregate shareholdings or numbers of votes, the shareholders subject to redemption liability shall be jointly responsible for redemption vis-à-vis shareholders entitled to redemption of their shares. In such a situation a redemption claim shall be considered to apply to all shareholders subject to redemption liability without separate claim.

Where two shareholders attain or exceed the ownership or voting ceiling triggering the redemption liability so that they become simultaneously liable, a shareholder entitled to redemption of his shares may claim redemption from each shareholder separately.

Redemption liability shall not apply to shares or to securities carrying a right to shares which the shareholder claiming redemption has acquired after the redemption liability has arisen.

REDEMPTION PRICE

The redemption price of the shares shall be the higher of the following:

1)	the weighted average trading price of the shares on the Helsinki Stock Exchange during the ten (10) business days prior to the day on which the Company has been notified by the shareholder subject to redemption liability that his ownership has reached or exceeded the ownership or voting right ceiling referred to in the foregoing or, in the absence of such notification or its failure to arrive within the specified period, the day on which the Company’s Board of Directors otherwise learns of this;

2)	the average price, weighted by the number of shares, which the shareholder subject to redemption liability has paid for the shares he has purchased or otherwise acquired over the twelve months preceding the date referred to in paragraph 1) above.

If an acquisition affecting the average price is denominated in foreign currency, the equivalent value in Finnish marks shall be calculated according to the Bank of Finland’s official rate for the currency in question seven (7) days prior to the date on which the Board of Directors notifies shareholders of their right to share redemption.

The above provisions on the determination of the redemption price of the shares shall also be applied in respect of other securities to be redeemed.

REDEMPTION PROCEDURE

A shareholder subject to redemption liability shall, within seven (7) days of the date on which the redemption liability has arisen, send written notification to the Company’s Board of Directors at the Company’s address. The notification shall contain details of the number of shares owned by the shareholder subject to redemption liability and the number and price of the shares purchased or otherwise acquired during the twelve (12) months preceding the notification. The notification shall also contain the address at which the shareholder subject to redemption liability may be contacted.

The Board of Directors shall notify shareholders of the redemption liability within 45 days of receipt of notification as referred to in the foregoing or, in the absence of such notification or where such notification fails to arrive within the specified period, of the date on which it has otherwise learned of such redemption liability. The notice shall contain details of the date on which the redemption liability has arisen, the basis for determination of the redemption price in so far as this is known to the Board of Directors, and the date by which redemption claims should be made. Notice to shareholders shall be given in accordance with the provisions on summons of a meeting of shareholders prescribed in § 10 of these Articles of Association.

A shareholder entitled to redemption shall present a written claim for redemption within 30 days of the Board of Directors’ notification of redemption liability. The redemption claim, which shall be sent to the Company, shall indicate the number of shares and other securities covered by the claim. A shareholder claiming redemption shall likewise furnish the Company with any share certificates or other documentary evidence of entitlement to the shares for surrender to the shareholder subject to redemption liability against the redemption price.

Where no claim is registered in the manner described in the foregoing within the specified period, the shareholder shall forfeit his right of claim to redemption in the redemption situation in question. As long as redemption has not taken place, a shareholder entitled to redemption shall have the right to withdraw his claim.

On the expiration of the period for registration of claims by shareholders entitled to redemption, the Board of Directors shall notify the shareholder subject to redemption liability of the claims registered. The shareholder subject to redemption liability shall, within 14 days of receipt of notice of the redemption claims, in the manner prescribed by the Company, pay the redemption price against such shares and securities carrying the right to shares as have been surrendered or, where the shares to be redeemed are entered in the book-entry accounts of the shareholders in question, against a receipt issued by the Company. In such a case the Company shall see to it that the shares redeemed are without delay entered in the book-entry account of the redeeming shareholder.

Where the redemption price is not paid within the specified period, interest at a rate of 16 per cent per annum shall be paid from the final date on which redemption payment should have been made. Furthermore, where the shareholder subject to redemption liability has failed to observe the notification provisions prescribed in the foregoing, penalty interest shall be calculated from the final date on which notification should have taken place.

Where a shareholder subject to redemption liability fails to observe the provisions prescribed in this Article, the shares held by the said shareholder, together with those shares to be taken into account as stipulated earlier in this Article for the purpose of calculating the proportion of shares on which the redemption liability is based, may be used to vote at a general meeting of shareholders only to the extent that the voting rights carried by the shares represent less than one third ( 1/3), or less than fifty (50) per cent, of the total voting rights carried by all the Company’s shares.

OTHER PROVISIONS

The redemption liability referred to in this Article shall not apply to a shareholder who is able to prove that the ownership or voting right ceiling triggering a redemption liability has been attained or exceeded prior to the registration of this provision of the Articles of Association in the Trade Register of Finland.

A resolution of a general meeting of shareholders to amend or delete the provisions contained in this Article must be carried by shareholders representing not less than three-quarters of the votes cast and shares represented at the meeting.

Disputes arising out of the redemption liability referred to in the foregoing, the related right to claim redemption, and the redemption price shall be resolved by arbitration procedure in the Company’s place of domicile in accordance with the provisions of the Arbitration Act (967/92). Finnish law shall be observed in the arbitration procedure.

An official translation of the Finnish language document entered in the Trade Register on 7 April 2003.

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